MIDTOWN PARTNERS & CO., LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$	71,995
Securities owned, at estimated fair market value		120,000
Securities owned, not readily marketable		551
Property and equipment, net of accumulated depreciation of $37,897		9,468
Prepaid expenses		9,776
Deposits		30,416
Accounts receivable		100
Total Assets	$	242,306

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	12,172
Other liabilities		7,600
Total Liabilities		19,772
MEMBER'S EQUITY		222,534
Total Liabilities and Member's Equity	$	242,306

See accompanying notes.